Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND MARCH 31, 2009

	2010	2009

Net income	$262,246	$78,610

Preferred Stock dividend requirements	(12,531)	(3,499)

Net income attributable to common stockholders	$249,715	$75,111

Weighted average number of common shares and dilutive common equivalent outstanding	18,173,581	15,313,600

Net income per common share	$0.01	$—